Exhibit 99.1

3602 S. Garland Rd.

Enid, OK 73703

580-822-1145

1/5/24

US Energy Corporation

1616 S. Voss, Ste. 725

Houston, TX 77057

Attn: Ryan Smith, CEO

Re: USEG 4Q 2023 Reserve Report “as of” 1/1/24

Dear Ryan:

As per your request, I have evaluated remaining reserves for 249 properties in Kansas, Louisiana, Mississippi, Montana, North Dakota, New Mexico, Oklahoma, Texas, and Wyoming. Production was updated for all the leases and reserve projections were reviewed and revised. Operating expenses and price differentials were determined from your accounting system for all leases. This report is organized by USEG Districts. This report uses the SEC 4Q23 first day of the month price forecast averaged over the prior 12 months as confirmed by industry websites and documented in attachment 06. A summary table with each well’s value along with other reports are included in support of this 4Q23 evaluation.

PROVED RESERVE VALUE "As of" January 1, 2024
Total Proved Res		(PV10%)	$70,146,252	(3,182,858 BO & 10,082,383 MCF Net)

P-DP RESERVE VALUE “As Of” January 1, 2024
Dist. 1	PDP	(PV10%)	$7,346,420	(240,211 BO & 3,821,279 MCF Net)
Dist. 2	PDP	(PV10%)	$1,346,929	(82,356 BO & 187,311 MCF Net)
Dist. 3	PDP	(PV10%)	$5,197,703	(302,811 BO & 341,216 MCF Net)
Dist. 4A	PDP	(PV10%)	$16,319,940	(682,911 BO & 997,001 MCF Net)
Dist. 4B	PDP	(PV10%)	$10,464,955	(372,606 BO & 4,292,115 MCF Net)
Dist. 5	PDP	(PV10%)	$28,699,800	(1,474,114 BO & 415,418 MCF Net)
Total P-DP Reserves		(PV10%)	$69,375,756	(3,155,010 BO & 10,054,340 MCF Net)

P-NP RESERVE VALUE “As Of” January 1, 2024
Dist. 4A	PNP	(PV10%)	$770,496	(27,849 BO & 28,042 MCF Net)
Total P-NP Reserves		(PV10%)	$770,496	(27,849 BO & 28,042 MCF Net)

Monthly production was updated through 11/31/23 for operated leases. A rigorous analysis of OPEX was done for the operated leases. OPEX was forecast with fixed costs determined from USEG accounting data from 1/22 through 10/23 for this 4Q23 report. Consistent with prior reports, abandonment and salvage costs were not applied so they can be handled separately and accounted for as a line item. Asset retirement obligations (ARO) are handled by USEG management.

USEG 4Q23 SEC Reserves

4Q23 SEC Prices - $78.22/BO  $2.64/MCF  $30.33/Bbl

	RES CLS	NET OIL	NET GAS	NET OIL REV	NET GAS REV	NET NGL REV	NET OPEX/TAX	NET CAPEX	PV(0%)	PV(10%)
	& CAT	MBO	MMCF	$M	$M	$M	$M	$M	$M	$M	%
TOTAL	PROVED	3,182.858	10,082.383	234,964.186	28,640.596	1,924.348	142,736.630	200.000	122,592.500	70,146.252	100%

1	PDP	240.211	3,821.279	18,329.287	12,946.681	-0.000	19,744.920	0.000	11,531.048	7,346.429	11%
2	PDP	82.356	187.311	6,273.487	543.951	0.000	4,560.551	0.000	2,256.887	1,346.929	2%
3	PDP	302.811	341.216	22,871.346	827.264	0.000	15,590.883	0.000	8,107.727	5,197.703	7%
4A	PDP	682.911	997.001	52,939.813	2,433.044	0.000	29,216.717	0.000	26,156.140	16,319.940	24%
4B	PDP	372.606	4,292.115	27,868.250	11,148.110	-0.000	21,707.661	0.000	17,308.699	10,464.955	15%
5	PDP	1,474.114	415.418	104,507.310	659.370	1,924.348	50,937.889	0.000	56,153.138	28,699.800	41%
TOTAL	PDP	3,155.010	10,054.340	232,789.492	28,558.421	1,924.348	141,758.621	0.000	121,513.640	69,375.756	100%

4A	PDNP	27.849	28.042	2,174.694	82.175	0.000	978.008	200.000	1,078.860	770.496	100%
TOTAL	PDNP	27.849	28.042	2,174.694	82.175	0.000	978.008	200.000	1,078.860	770.496	100%

Wellhead oil price averaged $73.82/BO throughout the economic life of the properties and included deductions for transportation & quality. Wellhead gas price averaged $2.84/MCF throughout the economic life of the properties and included deductions for marketing, transportation & quality. Supporting 4Q23 documents for price assumptions, differentials and operating costs are included in this evaluation.

USEG - 2023 Q4 SEC Price Forecast

	SEC WTI	SEC HH	SEC Prop
	$/BO	$/MCF	$/Bbl
1/1/2023	$ 80.26	$ 3.55	$ 30.16
2/1/2023	$ 76.41	$ 2.68	$ 35.45
3/1/2023	$ 77.69	$ 2.51	$ 37.17
4/1/2023	$ 75.67	$ 2.10	$ 32.89
5/1/2023	$ 75.66	$ 2.28	$ 31.71
6/1/2023	$ 70.10	$ 2.10	$ 25.62
7/1/2023	$ 70.64	$ 2.52	$ 22.72
8/1/2023	$ 81.37	$ 2.57	$ 30.66
9/1/2023	$ 85.52	$ 2.57	$ 30.28
10/1/2023	$ 90.79	$ 2.70	$ 29.11
11/1/2023	$ 80.44	$ 3.32	$ 27.76
12/1/2023	$ 74.07	$ 2.77	$ 30.37
2023 Q4 Avg	$ 78.22	$ 2.64	$ 30.33
Per R-S 1st of Month WTI & HH			39%

Proved Developed Oil and Gas reserves, as shown in the E-mailed reports, are reserves that geological and engineering data indicate to be recoverable from known oil and gas reservoirs through existing wells with existing operating methods. The reserves in this report have been estimated using deterministic methods. These estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (“SPE Reserves Standards”), revised June 2019 and distributed by SPE.

The reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserve estimates were performed using accepted engineering practices and were primarily based on historical rate decline analysis for existing producers. The reserve volumes were estimated based on the definitions and disclosure guidelines published by the Society of Petroleum engineers (SPE), Society of Petroleum Evaluations Engineers (SPEE), and Petroleum Reserves Management System (PRMS). Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Therefore, in all cases, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting, rather than engineering interpretation, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.

The title to the property has not been examined nor has the actual degree or type of interest owned been independently confirmed. A field inspection of the properties is not usually considered necessary for the purpose of this report.

Information included in this report includes the graphical decline curves, historical and projected production and cash flow economic results, and miscellaneous individual well information. Additional information reviewed will be retained and is available for review at any time. I can take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise.

Sincerely,

Don Jacks